Exhibit 99.9
CONSENT OF INDEPENDENT ENGINEERS

We refer to: (i) our report dated February 28, 2014 and effective December 31, 2013, evaluating the petroleum and natural gas reserves attributable to Baytex Energy Corp. (the "Company") and its affiliates, which is entitled "Evaluation of the P&NG Reserves of Baytex Energy Corp. (As of December 31, 2013)"; (ii) our assessment dated March 3, 2014 and effective December 31, 2013, evaluating the contingent resources attributable to the Company in the Seal Area of Alberta, which is entitled "Evaluation of Contingent Bitumen Resources of Baytex Energy Corp. in the Peace River Area of Alberta (as of December 31, 2013)"; (iii) our assessment dated March 6, 2013 and effective December 31, 2012, evaluating the contingent resources attributable to the Company in the Angling Lake Area of Alberta, which is entitled "Evaluation of Contingent Bitumen Resources of Baytex Energy Corp. in the Angling Lake Area of Alberta (as of December 31, 2012)"; and (iv) our assessment dated March 3, 2014 and effective December 31, 2013, evaluating the contingent resources attributable to the Company in the Williston Basin Area of North Dakota, which is entitled "Evaluation of Contingent Oil Resources of Baytex Energy Corp. in the Williston Basin Area of North Dakota (as of December 31, 2013)" (collectively, the "Report").

We hereby consent to the references to our name in the Company's Annual Report on Form 40-F to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, and to the incorporation by reference in Registration Statements No(s). 333-163289 and 333-171568 on Form S-8, No. 333-171866 on Form F-3 and No 333-191762 on Form F‑10 of the Company and Registration Statement No. 333-191764 on Form F-3 of Baytex Energy USA Ltd. and to the use of the Report.

We also confirm that we have read the Company's Annual Information Form for the year ended December 31, 2013 dated March 25, 2014, and that we have no reason to believe that there are any misrepresentations in the information contained therein that was derived from the Report or that is within our knowledge as a result of the services we performed in connection with such Report.

SPROULE ASSOCIATES LIMITED

(signed) "Cameron P. Six"
Cameron P. Six, P. Eng.
Vice-President, Unconventional and Director

Calgary, Alberta, Canada
March 25, 2014